Exhibit 4.2

AMENDMENT No. 1

TO PROMISSORY NOTE ISSUED ON

March 12, 2020

THIS AMENDMENT #1 to the Note (as defined below) (the “Amendment”) is entered into as of July 11, 2021 (“Effective Date”), by and between EZ Raider, the LLC., a Washington limited liability (the “Company”), and Konrad Koss (the “Lender”) (collectively the “Parties”).

BACKGROUND

A.   The Company and Lender are the parties to that certain promissory note originally issued by the Company to the Lender on March 12, 2020, in the original principal amount of $200,000.00 (as amended from time to time, the “Note”); and

B.	The Parties desire to amend the Note as set forth expressly below.

NOW THEREFORE, in consideration of the execution and delivery of the Amendment and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Amendments to the Note:

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Section 2 of the Note with respect to “Supplemental Incentive Interests” is removed in entirety. The parties expressly acknowledge the sales were not met prior to the Maturity Date and no such Supplemental Incentive Interests shall exist upon the execution of this Amendment.

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Section 3 of the Note with respect to the “Maturity Date” which was originally March 16, 2021. Pursuant to this Amendment the Maturity Date is hereby extended to March 16, 2022 or the date the Company completes the acquisition of D.S. Raider, whichever comes sooner.

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Section 6 of the Note with respect to “Application of Payments” originally required certain payments of interest and principal. The Parties hereby agree Section 6 shall be replaced in entirety to read “The unpaid Principal Amount and all accrued interest under this Note shall be paid by Company on or prior to the Maturity Date, as amended, in one balloon payment. Company has the right to prepay at any time.”

2. Waiver of Events of Default (as defined in this Note). The Parties acknowledge there may be one or more than one event of default in existence as of the Effective Date of this Amendment. Lender acknowledges, consents to, and waives any claim with respect to any breach, default or event of default that exists under the Note as of the Effective Date.

3. Effect of Modifications. Except as specifically modified by this Agreement, the Note shall remain in full force and effect and are enforceable according to its terms. All collateral and/or guarantees listed as security for the indebtedness evidenced by the Note shall continue as security for the same, pursuant to the repayment terms contained in the Note as modified by this Agreement.

4. Independent Counsel. The Parties acknowledge and agree that each Party has been afforded the opportunity to seek independent legal counsel regarding the terms of this Promissory Note, the legal ramifications attached hereto, and to the transaction contemplated herein.

5. Severability. Any provision of this Note which is found to be prohibited or unenforceable in any proceeding shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof. To the extent permitted by applicable law, Borrower waives any provision of law which renders any provision hereof prohibited or unenforceable in any respect.

6. General. This Amendment shall be deemed part of, but shall take precedence over and supersede any provisions to the contrary contained in the Note. Except as specifically modified hereby, all of the provisions of the Note, which are not in conflict with the terms of this Amendment, shall remain in full force and effect.

[Signature page to follow]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

EZ Raider, LLC.

By:	/s/ Moshe Azarzar	By:	/s/ Konrad Koss
Name: Moshe Azarzar, managing member		Name: Konrad Koss
Konrad Koss